

Mail Stop 4631

January 14, 2010

Via U.S. mail and facsimile

Ms. Maryjo Cohen
President and Chief Executive Officer
National Presto Industries, Inc.
3925 North Hastings Way
Eau Claire, WI 54703-3703

   RE: Form 10-K for the year ended December 31, 2008
      File No. 1-2451

Dear Ms. Cohen:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

  You may contact Chambre Malone, Staff Attorney, at (202) 551-3262 or, in her absence, myself, at (202) 551-3397 if you have any questions.

       Sincerely,

       Jay Ingram
       Legal Branch Chief